555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Munich
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Rome
	Frankfurt	San Diego
November 27, 2009	Hamburg	San Francisco
	Hong Kong	Shanghai
Ms. Cecilia Blye	London	Silicon Valley
Chief	Los Angeles	Singapore
Office of Global Security Risk	Madrid	Tokyo
Division of Corporation Finance	Milan	Washington, D.C.
U. S. Securities and Exchange Commission	Moscow
Washington, D.C. 20549
United States of America

Re:	Mobile TeleSystems OJSC (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2008 (“Form 20-F”)
Filed May 26, 2009
File No. 001-15094

Dear Ms Blye:

This letter responds to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s letter dated November 13, 2009.  To facilitate your review, we have set forth below your comment with the corresponding response and have numbered the item to correspond to your original letter.

General

1.     We are aware of a December 2008 news report that you participated in an auction for the third mobile network license in Iran.  We are also aware of publicly available information that you have active roaming agreements with network operators in Cuba, Iran, Sudan and Syria, which are countries that are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 20-F does not include disclosure regarding contacts with Cuba, Iran, Sudan or Syria.  Please describe to us the nature and extent of your past, current and anticipated contacts with Cuba, Iran Sudan and Syria, if any, whether through subsidiaries, affiliates, or other direct or indirect arrangements.  Your response should describe any services that you have provided into Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response

The Company is the largest mobile phone operator in Russia and the CIS.  Like most national and international mobile operators, common carriers and other long distance telecommunications service providers, the Company endeavors to provide its subscribers with worldwide connectivity.  To facilitate this, the Company enters into bilateral roaming agreements with local mobile operators around the world.  Roaming allows the Company’s customers, including both subscribers and guest roamers, to receive and make local and domestic or international long-distance calls while traveling outside of their home networks.  As of December 31, 2008, the Company had bilateral roaming agreements with 530 wireless operators in 208 countries.

The Company has roaming agreements with operators in each of Cuba, Iran, Sudan and Syria(1) (the “Subject Countries”), and its past, current and anticipated contacts with all of the Subject Countries relate entirely to these roaming arrangements.  The Company has no facilities, employees or representatives in any of the Subject Countries, nor has it made any investments in these countries.  The Company did not and has never participated in any auction for a mobile network license in Iran and confirms that any news report stating otherwise is false. As described below, fees received and expenses paid under the roaming agreements with operators in the Subject Countries are immaterial.

Roaming fees for guest subscribers include amounts charged to other cellular operators for their subscribers, i.e., guest roamers using the Company’s network while traveling in the Company’s service area.  The Company bills other cellular operators for calls of guest roamers carried on the Company’s network.  Total roaming fees for guest subscribers as a percentage of the Company’s total revenues represented 1.2% in 2008.  As a percentage of the Company’s total revenues, roaming fees received pursuant to roaming agreements with operators in the Subject Countries were de minimis, comprising:

•                  0% for Cuba;

•                  0.0024% for Iran;

•                  0% for Sudan; and

•                  0.0003% for Syria.

Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to the Company’s subscribers while outside the Company’s service area.  Total roaming expenses as a percentage of the Company’s total revenues represented 2.4% in 2008.  As a percentage of the Company’s total revenues, roaming expenses paid by the Company pursuant to roaming agreements with operators in the Subject Countries were de minimis, comprising:

•                  0.02% for Cuba;

•                  0.0056% for Iran;

•                  0.0005% for Sudan; and

•                  0.0012% for Syria.

Thus, the Company’s contacts and activity within the Subject Countries has been immaterial both quantitatively and qualitatively.

The Company emphasizes that, except with regard to its activities in or managed from the United States, the Company is neither a “person subject to the jurisdiction of the United States” nor a “U.S. person” for

(1)                                  Please see Attachment A for a list of the roaming agreements.

purposes of U.S. export controls or sanctions laws.  See, e.g., 31 C.F.R. §§ 515.329 (Cuban Assets Control Regulations), 560.314 (Iranian Transaction Regulations), 538.315, 542.312 (Syrian Sanctions Regulations).  Specifically, the Company is not organized under U.S. law, headquartered in the United States, or owned or controlled by U.S. persons.

Moreover, neither U.S. nor Russian law prohibits or restricts telecommunications to the Subject Countries.  In fact, the U.S. economic sanctions laws specifically exempt communications with individuals in other countries even if there is a bar on engaging in commercial transactions with persons in those countries.  This aspect of the regulatory scheme reflects a general policy that persons should be able to engage in communications with individuals in all other countries.

Accordingly, the Company respectfully submits to the Staff that its discrete and limited activities in relation to the Subject Countries are not subject to U.S. law and, even if they were subject to U.S. law, would be permitted under the applicable regulations promulgated by the U.S. Treasury Department’s Office of Foreign Assets Control.  These regulations explicitly authorize the free flow and exchange of information and informational materials to and from the Subject Countries.(2)

*                                         *                                         *                                         *

In connection with the responses above, the Company hereby acknowledges that

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•                  Staff  comments or changes to disclosure  in response to Staff  comments do not  foreclose  the Commission  from taking any action with respect to the Form 20-F; and

•                  The Company may not assert  Staff  comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your comments and believes that the above explanations respond to your questions.  If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165.

(2)                                     U.S. law recognizes that some activities incidental to the provision of telecommunication services are necessary  in order to provide such services.  For this reason, U.S. economic sanctions regulations include certain exemptions for transactions incident to providing telecommunication services.  See, e.g., the Department of Treasury’s Iranian Transaction Regulations, 31 C.F.R. § 560.  Despite the general bar for U.S. persons on transactions with entities in Iran, these regulations expressly provide that all “transactions of common carriers incident to the receipt or transmission of telecommunications . . . between the United States and Iran are authorized . . . .”  31 C.F.R. § 560.508.  Similar regulations can be found at 31 C.F.R. § 515.542 regarding Cuba and 31 C.F.R. § 538.512 regarding Sudan.  There is no general bar on providing services to non-sanctioned entities in Syria.

Very truly yours,

/s/ Joel H. Trotter

Joel H. Trotter
of LATHAM & WATKINS LLP,

Copies to:

Larry Sprigel

Assistant Director, Division of Corporation Finance

U. S. Securities and Exchange Commission

Pradip Bhaumik

Special Counsel

U. S. Securities and Exchange Commission

Mikhail V. Shamolin

President and Chief Executive Officer

Mobile TeleSystems OJSC

Joshua B. Tulgan

Director, Investor Relations

Mobile TeleSystems OJSC

Attachment A:  Roaming Agreements

Cuba

International Roaming Agreement between OJSC “MTS” and Mobile Business Unit of ETECSA (former Empresa de Telecomunicaciones Celulares del Caribe S.A. (“C_Com”)) signed January 16, 2002.  Pursuant to this agreement, voice and GPRS roaming services are provided to MTS subscribers on the network of Mobile Business Unit of ETECSA.

Iran

International Roaming Agreement between OJSC “MTS” and Mobile Company of Iran (“MCI”) signed April 24, 2006. Pursuant to this agreement, voice roaming services are provided to MTS subscribers on the network of MCI and to MCI subscribers on MTS’ network.

International Roaming Agreement between OJSC “MTS” and “Taliya Iran” signed November 18, 2006. Pursuant to this agreement, voice roaming services are provided to MTS subscribers on the network of Taliya Iran and to Taliya Iran subscribers on MTS’ network.

International Roaming Agreement between OJSC “MTS” and MTN Irancell signed May 25, 2008. Pursuant to this agreement, voice roaming services are provided to MTS subscribers on the network of MTN Irancell and to MTN Irancell subscribers on MTS’ network.

International Roaming Agreement between OJSC “MTS” and “Thuraya Telecommunications Company”, United Arab Emirates, signed August 7, 2002 (the “Thuraya Roaming Agreement”). Pursuant to this agreement, voice roaming services are provided to MTS subscribers on the network of Thuraya Telecommunications Company.

Sudan

International Roaming Agreement between OJSC “MTS” and “M.T.N. Sudan” (former Bashair Telecom Co. Ltd (Areeba) signed May 2, 2006. Pursuant to this agreement, voice roaming services are provided to MTS subscribers on the network of M.T.N. Sudan and to M.T.N. Sudan subscribers on MTS’ network.

International Roaming Agreement between OJSC “MTS” and “Sudanese Mobile Telephone Co. Ltd” signed November 11, 2004. Pursuant to this agreement, voice and GPRS roaming services are provided to MTS subscribers on the network of Sudanese Mobile Telephone Co. Ltd and voice roaming services are provided to Sudanese Mobile Telephone Co. Ltd subscribers on MTS’ network.

Thuraya Roaming Agreement

Syria

International Roaming Agreement between OJSC “MTS” and Syriatel Mobile Telecom SA signed January 2, 2002. Pursuant to this agreement, voice roaming services are provided to MTS subscribers on the network of Syriatel Mobile Telecom SA and to Syriatel Mobile Telecom SA subscribers on MTS’s network.

International Roaming Agreement between OJSC “MTS” and MTN Syria (former Areeba, former Spacetelsyria) signed January 23, 2004. Pursuant to this agreement, voice roaming services are provided to MTS subscribers on the network of MTN Syria and to MTN Syria subscribers on MTS’s network.

Thuraya Roaming Agreement